Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

AQUILA MUNICIPAL TRUST FUNDS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

PLEASE VOTE NOW!

Meeting Date - June 17, 2024

For Shareholders as of March 28, 2024

When voting, you will be required to provide your Control Number(s) noted below:

10210210210200

THREE CONVENIENT VOTING METHODS TO CAST YOUR VOTE

Call toll-free 1-855-379-6846 and follow the recorded instructions	Go to www.proxyvotenow.com/aquila	Vote with a live agent or for questions call 1-833-876-2476

AQUILA MUNICIPAL TRUST FUNDS

We cordially invite you to attend the Special Meeting of Shareholders of Aquila Municipal Trust funds. The special meeting of shareholders is scheduled to be held on June 17, 2024 at 2:00 p.m. local time, at the offices of Morgan, Lewis & Bockius LLP, located at 101 Park Avenue, New York, New York 10178.

ADDITIONAL INFORMATION:

Important Materials: Proxy Statement/Prospectus

To access the Proxy Statement/Prospectus, you may need Adobe Reader software. This software is available at no cost at www.adobe.com. Download time varies by Internet connection.

You are receiving this email because you have enrolled in eDelivery. If you wish to receive paper copy of the Proxy Materials relating to this proxy, please call 1-833-876-2476.

To receive a free copy of the Proxy Statement/Prospectus relating to your Fund, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.

This e-mail message is intended only for the named recipient(s) above. If you are not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this e-mail and any attachment(s) is strictly prohibited. Please do not respond to this e-mail. This mailbox is not monitored and you will not receive a response. If you have received this e-mail in error, please immediately delete the message and any attachment(s) from your system.

msfs-meetinginfo@morrowsodali.com

P. 833 290 2605

509 Madison Avenue, Suite 1206

New York, NY 10022